Exhibit 2.2

PATENT LICENSE AGREEMENT

BETWEEN

BOSTON SCIENTIFIC CORPORATION

AND

NEORX CORPORATION

DATED

April 17, 2003

PATENT LICENSE AGREEMENT

This Agreement (the “Agreement”), is made and entered into this 17th day of April, 2003, (the “Effective Date”) by and between NeoRx Corporation, a corporation of Washington, having its principal address at 300 Elliott Avenue West, Suite 500, Seattle, WA 98119 (“Grantor”), and Boston Scientific Corporation, a corporation of Delaware (“Grantee”), having its principal place of business at One Boston Scientific Place, Natick, Massachusetts 01760.

RECITALS

A.                                    Grantor has acquired patents relating to [*].

B.                                    Grantee desires to obtain a license under the Licensed Patents (as defined below) upon the terms and conditions set forth in this Agreement.

C.                                    Grantor entered into an agreement made on [*].

AGREEMENT

In consideration of the promises and the mutual covenants contained in this Agreement the parties agree as follows:

ARTICLE 1                                DEFINITIONS

For the purposes of this Agreement, the following words and phrases shall have the following meanings:

1.1                               “Affiliate” of an entity means any other entity that, directly or indirectly, controls, is controlled by, or is under common control with, the entity.  For purposes of this definition, “controlled” means the power, directly or indirectly, to direct or cause the direction of management and policies of such entity whether by contract or otherwise, but an entity shall only be an affiliate of another for so long as such control exists.

1.2                               “Confidential Information” shall have the meaning set forth in article 8.

1.3                               “Field” means:  (a) implantable medical devices for human applications, which devices remain implanted for at least one day after the implant procedure; and (b) local delivery of agents via balloon catheter devices to treat atherosclerosis (including restenosis).

1.4                               “Licensed Patents” means those issued patents and pending patent applications listed in Appendix C, all domestic and foreign patents that issue in the future on those pending patent applications, all future patent applications for which the inventive entities include any of the investigators under either of the [*] Agreements and that claim priority to, or that cover the subject matter claimed or disclosed in, any of the issued patents or pending patent applications listed in Appendix C, all domestic and foreign patents that issue in the future on such patent applications and that issue from divisions, continuations, continuations-in-part, reissues, reexaminations, substitutes, and extensions of the foregoing.

1.5                               “Sublicensee” means an entity to which Grantee grants a sublicense of its rights under this Agreement.

1.6                               “Term” means the term of this Agreement, which shall commence on the Effective Date and continue until the date of expiration of the last to expire of the Licensed Patents.

ARTICLE 2                                LICENSE GRANTS

2.1                               Grant.  Subject to the limited licenses granted under the [*] Agreements by Grantor to the Investigators (as defined therein) and subject to the terms and conditions of this Agreement, Grantor hereby grants to Grantee an exclusive (even as to Grantor and its Affiliates), fully paid-up, irrevocable, worldwide right and license, including a right of sublicense, under the Licensed Patents to make, have made, use, have used, develop, have developed, improve, have improved, import, have imported, export, have exported, lease, distribute, have distributed, sell and have sold all products and/or processes in the Field.

2.2                               Assurance of Exclusivity.  In order to establish exclusivity for Grantee, Grantor hereby acknowledges and agrees that neither Grantor nor its Affiliates have any right to grant and shall not grant any other license under the Licensed Patents to make, have made, use, have used, develop, have developed, improve, have improved, import, have imported, export, have exported, lease, distribute, have distributed, sell and have sold any product or process in the Field anywhere in the world any time during the Term.  Any license granted under the Licensed Patents by Grantor to a third party shall expressly exclude from the licensed field the Field of this Agreement.

2.3                               Sole Right to Sublicense.  Grantee shall have the sole right to sublicense any of the rights granted to Grantee under Section 2.1, subject to the terms set forth in this Agreement and provided that Grantee shall promptly notify Grantor of the parties, field, and term of such sublicense, and of any amendment to the parties, field, or term thereof, or any termination thereof.

2.4                               No Implied Licenses.  No license or other right is granted to Grantee under this Agreement by implication, estoppel or otherwise to Grantee or its Affiliates, except those rights specifically and expressly granted to Grantee hereunder.

ARTICLE 3                                CONSIDERATION

3.1                               License Payment.  In partial consideration for the license grants under Section 2.1, Grantee shall pay to Grantor, on the Effective Date by wire transfer to such account as Grantor requests, a non-refundable lump sum of one million dollars (US$1,000,000).

ARTICLE 4                                [*] AGREEMENTS

4.1                               Payments Under [*] Agreements.

(a)                                  [*] Agreement.  Grantee shall pay to Grantor within [*] days of achieving the relevant milestone all milestone payments that become owing after the Effective Date pursuant to [*], to the extent that such payments are necessitated by achievement of the milestones by Grantee or any of its Affiliates or Sublicensees.  Notwithstanding the foregoing [*] day payment period, Grantee shall promptly notify Grantor upon the achievement of each such milestone.  Grantee shall promptly reimburse Grantor for [*] of (i) the [*] payment to be made by Grantor to [*] upon the execution of this Agreement and (ii) the support payments of [*] per quarter actually made by Grantor after the Effective Date pursuant to [*].

(b)                                  [*] Agreement.  Grantee shall pay to Grantor within [*] days of achieving the relevant milestone all milestone payments that become owing after the Effective Date pursuant to [*], to the extent that such payments are necessitated by achievement of the milestones by Grantee or any of its Affiliates or Sublicensees.  Notwithstanding the foregoing [*] day payment period, Grantee shall promptly notify Grantor upon the achievement of each such milestone.

4.2                               Grantor Obligations Under [*] Agreements.

(a)                                  Notices.  Grantor shall promptly notify Grantee of any notices received by Grantor under the [*] Agreements, including without limitation notices pursuant to [*].

(b)                                  Termination.  Grantor shall not modify either [*] Agreement in any manner that would have any effect on Grantee, nor will Grantor terminate either [*] Agreement pursuant to [*], without the prior written consent of Grantee, which consent shall not unreasonably be withheld or delayed.

ARTICLE 5                                PATENT PROSECUTION

5.1                               Grantor Responsibility.  Grantor shall be responsible at its discretion for the preparation, filing, prosecution (including the filing of continuation or division applications) and maintenance of any and all Licensed Patents, and shall furnish to Grantee copies of any Licensed Patents that issue after the Effective Date, but shall have no obligation to obtain or to pursue any particular patent not already applied for or granted.

5.2                               Grantee Review.  As soon as practicable, but in no event less than seven (7) business days before the proposed filing date of any new patent application that is a Licensed Patent, or the deadline for response to an office action in a pending Licensed Patent, Grantor shall provide to Grantee a copy of a draft of such patent application or of such office action and a draft of the proposed response.  Grantee may provide to Grantor recommended changes to such drafts, in which event Grantor shall give due consideration to incorporating such recommended changes; provided, however, Grantor shall incorporate any such recommended changes that are applicable solely to the Field and reasonable in the circumstances.

5.3                               Payment.  Grantee shall promptly reimburse Grantor for [*] of Grantor’s reasonable out of pocket costs (including outside counsel fees and disbursements and official patent office fees) in connection with the preparation, prosecution, and maintenance of the Licensed Patents, up to [*] in any calendar year, and for [*] of such out of pocket costs in excess of [*] in any calendar year.  Grantee may elect not to reimburse Grantor for some portion, or all, of such costs in excess of [*].  In such event, Grantee shall specify the Licensed Patents with which any out of pocket costs are associated for which it will not reimburse Grantor for the associated costs.  Such patents or patent applications shall thereafter be deemed to be excluded from Licensed Patents.  In the event Grantor licenses a Licensed Patent to a third party outside the Field, Grantor shall arrange an equitable sharing of all such costs among Grantor (to the extent of any retained fields of use), Grantee, and such third party licensee(s).

5.4                               Assignment.  If Grantor elects not to prosecute, or no longer to prosecute, a Licensed Patent (which may include determining to forego filing a continuation or division application before issuance of a Licensed Patent), maintain in force one or more domestic or foreign Licensed Patents, or file in another country a counterpart to a Licensed Patent, Grantor shall notify Grantee (and any third party licensee(s) to the extent Grantor is so obligated) not less than sixty (60) days prior to such action or deadline and in such manner as is sufficient required to preserve the applicable patent rights (the “5.4 Notice”).  In this event, and except for the Licensed Patents identified in Appendix C as [*] (the “Foreign Cases”), Grantor agrees to allow Grantee and Grantor’s other licensee(s) under the Licensed Patents to prosecute or maintain any such Licensed Patent, to prosecute any such patent application, and to file any such foreign patent application in the manner to be agreed upon by Grantee and such other licensee(s), in Grantee’s sole name and at Grantee’s and such other licensee(s)’ sole expense.  To this end and except for the Foreign Cases, in the event Grantee (whether or not in conjunction with such other licensees) or such other licensee(s) elects to prosecute or maintain any such Licensed Patent to prosecute any such patent application, and/or to file any such foreign patent application, Grantor hereby agrees to assign, subject to the [*] Agreements and to any third party license agreement(s), all its rights in any such Licensed Patent, any such patent application, (or foreign patent application) and in any such invention described therein to Grantee and any electing other licensee(s) provided, however, that Grantee agrees not to assert (and to not allow its Affiliates and Sublicensees to assert) outside of the Field such assigned patent rights against Grantor or any entity that is an Affiliate of Grantor and for so long as such entity remains an Affiliate of Grantor or against any subsequent licensee of Grantor under the Licensed Patents outside the Field if such licensee agrees to pay its pro rata share of the prosecution and maintenance of such assigned patent rights.  Notwithstanding anything set forth in this Section 5.4, Grantee shall not have a right to prosecute or maintain any Licensed Patents or patent applications, file in another country any counterpart to a Licensed Patent or be assigned any License patents that (a) are a Foreign Case or (b) have claims that include subject matter that is patentably indistinct from subject matter that is included in claims in:  (i) another pending patent application being pursued by Grantor in a Licensed Patent, or (ii) any other patent application of a Licensed Patent, where Grantor notifies Grantee in writing that it intends to file the patent application within ninety (90) days after the 5.4 Notice was given and is filed by Grantor within ninety (90) days of the 5.4 Notice date.

ARTICLE 6                                INFRINGEMENT

6.1                               Notification of Infringement.  Each party agrees to provide written notice to the other party promptly after becoming aware of any actual or potential infringement of the Licensed Patents in the Field.

6.2                               Right to Prosecute Infringements in the Field.  Grantee, to the extent permitted by law, shall have the sole right, but not the obligation, under its own control and at its own expense, to pursue and prosecute any third party infringement of the Licensed Patents in the Field.  Such right shall include the right to obtain equitable relief and recover any provisional and other damages awarded in consequence of any past, actual or alleged infringement of the Licensed Patents concerning the Field.  If required by law, Grantor shall permit any action under this Section 6.2 to be brought in its name, including being joined as a party-plaintiff.  Grantor, at Grantee’s cost and expense, but without charge by Grantor, shall cooperate with Grantee in any such action.  If Grantee in its discretion elects not to pursue any action against a suspected infringer, Grantee shall promptly and timely notify Grantor of such election, and Grantor may in its discretion pursue such action and shall notify Grantee of Grantor’s intent to pursue such action.  Absent a reasonable written objection by Grantee, Grantor may, at its sole expense, proceed with the prosecution of any action with respect to stopping the possible infringement, provided that Grantee shall have the right to participate in such action, at its own expense, and shall have the opportunity to review and comment in advance on any material substantive filings or proceedings in such action.

6.3                               Right to Prosecute Infringements Outside the Field.  Grantor retains the right to pursue and prosecute any third party infringement of the Licensed Patents outside the Field.

6.4                               Declaratory Judgment Actions.  In the event that a declaratory judgment action is initiated by a third party against Grantor or Grantee, independently of any action under Sections 6.2 or 6.3, alleging that activity by the third party in the Field does not infringe one or more claims of any Licensed Patent (i.e., for reasons other than invalidity or unenforceability), Grantee, at its option, shall have the right within twenty (20) days after commencement of such action to take over the sole defense of the action at its own expense.  If Grantee does not exercise its foregoing rights, Grantor or its other licensee(s) may (but is not obligated to) take over the sole defense of the action at its sole expense.

6.5                               Validity Challenge.  In the event that the validity or enforceability of a Licensed Patent is challenged in any action under Sections 6.2, 6.3, or 6.4, if either party or Grantor’s other licensee(s) is not a party to the action, such party or licensee(s) may join or otherwise participate in the action at its own expense solely with respect to such challenge to the validity or enforceability of such Licensed Patent.

6.6                               Settlement.  Grantee and Grantor agree that neither shall enter into any settlement, consent judgment, or other voluntary final disposition of any action concerning the Licensed Patents in the Field that is materially prejudicial to the other party’s rights in the Licensed Patents without the other party’s prior written approval, which approval shall not be unreasonably withheld or delayed.

6.7                               Recoveries.  Any recovery obtained, whether by settlement or judgment, in an action brought under Section 6.2 or Section 6.3, or defended under Section 6.4, shall be retained by the party that brought or defended the action, as appropriate.  In the event that it is required by law that the Grantor be added to an action brought by Grantee under Section 6.2, any recovery obtained, whether by settlement or judgment, shall be retained by Grantee.

6.8                               Cooperation.  Each party agrees to cooperate in any action under this article 6 that is controlled by the other party, provided that the controlling party reimburses the cooperating party promptly for any costs and expenses incurred by the cooperating party in connection with providing such assistance.  Such cooperation shall include providing to the other party upon reasonable request and after the initiation of any action described in this Article 6 copies of such of the following documents as are under the cooperating party’s control or reasonably accessible to the cooperating party relating to the Licensed Patents that are the subject of the action:  (i) prosecution history file (including all correspondence with the patent office, but not including between the party and outside prosecution counsel or other privileged materials), i.e., “file wrapper”; (ii) all material prior art (whether patents, patent applications, publications, or events raising a statutory bar to patentability) in the party’s possession in documentary form; (iii) executed assignment(s) from inventor(s); (iv) other materials being produced to the opposing party in the action pursuant to subpoena, court order or otherwise; and (v) appropriate files of the party’s prosecution counsel relating to such Licensed Patents (but not including any privileged materials).  If Grantee is the controlling party in the action Grantor shall make available to Grantee’s representative(s) at Grantor’s facility in Seattle, Washington, during Grantor’s normal business hours the originals of all inventor’s notebook(s) of the inventions pertaining to such Licensed Patents, for inspection and copying.  If reasonably needed by Grantee as the controlling party in the action, Grantor will provide Grantee with copies of any invention disclosure forms it possesses pertaining to such Licensed Patents if providing such records is not considered to constitute a waiver of Grantor’s attorney client privilege, taking into consideration whether the parties share a common legal interest with respect to the issue with respect to which Grantee has requested such information; provided, however, that Grantee shall not waive or do any act that would constitute waiver of any privilege associated with such records without the written consent of Grantor and shall not use the records (and any information contained therein) in any manner to sue, threaten, or support a claim against the Grantor.  If Grantee has brought the action or is the controlling party, it shall keep Grantor promptly informed of all major developments in the action and promptly provide copies of all material filings in the action except where such disclosure of information would violate a protective order, confidentiality order or other order imposed by a court as to which Grantee notifies Grantor.

ARTICLE 7                                REPRESENTATIONS AND WARRANTIES; LIMITATION OF LIABILITY

7.1                               Grantor Representations and Warranties.  Grantor  represents and warrants that, as of the Effective Date:

(a)                                  Grantor has the legal power to extend the rights granted to Grantee under this Agreement and that it has not made and will not make any commitments to others inconsistent with or in derogation of such rights, including without limitation any assignment of the Licensed Patents to any third party.

(b)                                  Grantor has received assignment of all right, title and interest in existing Licensed Patents from all known inventors.

(c)                                  No covenant not to sue has been granted to any third party to make, have made, use, have used, develop, have developed, improve, have improved, import, have imported, export, have exported, lease, sell, and/or have sold any product and/or process in the Field under any Licensed Patents.

(d)                                  Other than the [*] Agreements, Grantor is not a party to any other license agreement or license negotiations for or relating to any product and/or process in the Field under the Licensed Patents.

(e)                                  Neither Grantor nor its Affiliates has made any claims against a third party alleging infringement of any of the Licensed Patents.

(f)                                    To the knowledge of Grantor, there have been no claims or judicial proceedings concerning any of the Licensed Patents and no such claims have been threatened.

(g)                                 None of the Licensed Patents are subject to any lien or other encumbrance, and Grantor shall not encumber the Licensed Patents after the Effective Date.

(h)                                 The [*] Agreements remain in full force and effect, have not been terminated, have not been breached by Grantor and to the knowledge of Grantor have not been breached by the other parties to the agreements, and have not resulted in any Licensed Patents that are the subject of the [*] Agreements being reconveyed or required to be reconveyed to any of the investigators thereunder.

(i)                                    Grantor has not taken, and will not take, any action inconsistent with Grantor’s obligations under Section 4.2.

(j)                                    The letter agreement among Grantor and the other parties to the [*] Agreements, attached as Appendix D, is a true and correct copy of such agreement.

(k)                                Other than those listed on Appendix C, there are no national stage foreign applications filed directly from the following PCT applications:  [*].

(l)                                    To the knowledge and belief of Grantor the issued Licensed Patents are valid and enforceable.

EXCEPT AS EXPRESSLY STATED IN THIS SECTION 7.1, GRANTOR MAKES NO OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, IN ANY MANNER AND EITHER IN FACT OR BY OPERATION OF LAW, AND SPECIFICALLY DISCLAIMS ANY AND ALL IMPLIED OR STATUTORY WARRANTIES,

INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, PATENTABILITY OR NONINFRINGEMENT.

7.2                               Grantee Representations and Warranties.  Grantee represents and warrants that, as of the Effective Date, it has all requisite power and authority and has taken all action necessary to authorize the execution and delivery of this Agreement (and any other agreement or instrument referred to herein) and the consummation of the transactions contemplated hereby, and has not made and will not make any commitments to others inconsistent with or in derogation of its rights or obligations under this Agreement.

EXCEPT AS EXPRESSLY STATED IN THIS SECTION 7.2, GRANTEE MAKES NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, IN ANY MANNER AND EITHER IN FACT OR BY OPERATION OF LAW.

7.3                               Indemnification by Grantor.  Grantor agrees to indemnify and hold harmless Grantee and its trustees, officers, employees, students and agents and their respective successors, heirs and assigns (the “Grantee Indemnitees”), against any claim of liability, damage, loss or expenses (including reasonable attorney’s fees and expense of litigation) incurred by or imposed upon the Grantee Indemnitees or any one of them in connection with any third party claims, suits, actions, demands or judgments arising from or attributable to Grantor’s breach of the representations and warranties set forth in Section 7.1.

7.4                               Indemnification by Grantee.  Grantee agrees to indemnify and hold harmless Grantor and its trustees, officers, employees, students and agents and their respective successors, heirs and assigns (the “Grantor Indemnitees”), against any claim of liability, damage, loss or expenses (including reasonable attorney’s fees and expense of litigation) incurred by or imposed upon the Grantor Indemnitees or any one of them in connection with any third party claims, suits, actions, demands or judgments arising from or attributable to (a) Grantee’s breach of the representations and warranties set forth in Section 7.2, or (b) any damage to property or injury or death to persons arising solely from development, manufacture, distribution, use, or sales of products or services covered by the Licensed Patents by Grantee or any of its Affiliates or Sublicensees.

7.5                               Indemnification Notice.  If a party (the “Indemnified Party”) becomes aware of a third party claim, suits, actions, demands or judgments (a “Claim”) that would give rise to indemnification under this article 7, then the Indemnified Party shall give written notice to the other party (the “Indemnifying Party”) of such Claim (the “Indemnification Notice”).  The Indemnification Notice shall be provided as soon as reasonably practicable after the Indemnified Party becomes aware of the Claim (provided that failure to give an Indemnification Notice shall not limit the Indemnifying Party’s indemnification obligation hereunder except to the extent that the delay in giving, or failure to give, the Indemnification Notice adversely affects the Indemnifying Party’s ability to defend a Claim).  To the extent reasonably practicable, the Indemnification Notice will describe the nature, basis and amount of the Claim and include any relevant supporting documentation.  With respect to any Claim, the Indemnified Party shall give to the Indemnifying Party (a) all relevant facts in its possession or control, and (b)  its cooperation in the defense of any such demand, claim or action.  In addition, each party agrees that the Indemnified Party will not settle any Claim without the prior written consent of the Indemnifying Party (which shall not to be unreasonably withheld or delayed).

7.6                               Disclaimers.  EXCLUDING THE INDEMNIFICATION OBLIGATIONS UNDER SECTIONS 7.3 AND 7.4 OF THIS AGREEMENT, NEITHER PARTY IS OR SHALL BE LIABLE TO THE OTHER, ITS TRUSTEES, DIRECTORS, OFFICERS, EMPLOYEES AND AFFILIATES FOR ANY INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY, OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING ECONOMIC DAMAGES OR INJURY TO PROPERTY AND LOST PROFITS, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT AND REGARDLESS OF WHETHER SUCH PARTY SHALL BE ADVISED, SHALL HAVE OTHER REASON TO KNOW, OR IN FACT SHALL KNOW OF THE POSSIBILITY OF THE FOREGOING.

7.7                               Essential Basis of Bargain.  The parties acknowledge and agree that the disclaimers, exclusions and limitations of liability set forth in this Agreement form an essential basis of this Agreement, and that, absent any of such disclaimers, exclusions or limitations of liability, the terms of this Agreement, including, without limitation, the economic terms, would be substantially different.

7.8                               Taxes.  Each party shall pay any taxes imposed upon it by applicable law with respect to any amounts paid by Grantee to Grantor under this Agreement.

ARTICLE 8                                CONFIDENTIAL INFORMATION

8.1                               Preservation of Confidential Information.  Grantor and Grantee each agree that all information contained in (a) documents marked “Confidential” or “Proprietary” that are forwarded to it by the other party, (b) this Agreement, or (c) business plans, development plans, sublicense information, and reports submitted to Grantor by Grantee (collectively, “Confidential Information”) shall be received in strict confidence, used only for the purposes of this Agreement and not disclosed by the recipient party, its agents or employees without the prior written consent of the other party unless such information (i) was in the public domain at the time of disclosure, (ii) later became part of the public domain through no act or omission of the recipient party, its employees, agents, successors or assigns, (iii) was lawfully disclosed to the recipient party by a third party having the right to disclose it; (iv) was already known by the recipient party at the time of disclosure; or (v) was developed independently by a party without regard to the other party’s Confidential Information, all which can be shown by documentary evidence.

8.2                               Required Disclosures.  This article 8 shall not be construed to prohibit disclosure of Confidential Information to the extent that such disclosure is required by law or valid order of a court or other governmental authority or in proper response to a discovery request in a litigation; provided, however, that the responding party shall first have given notice to the other party and shall have made a reasonable effort to obtain a protective order requiring that the Confidential Information so disclosed be used only for the purposes for which the order was issued.

8.3                               Permitted Disclosures.  Except for the notice and consultation obligations of Section 8.4, nothing contained herein shall prevent a party from disclosing Confidential Information to the extent such information is required to be disclosed (i) by Grantee in connection with the development, manufacture, use or sale, or securing the necessary governmental authorization for Grantee’s manufacture, use or sale, of any product or process practicing the Licensed Patents, (ii) by Grantee for the purpose of sublicensing, or (iii) for the purposes of compliance with governmental regulations.  In addition to the foregoing, nothing contained herein shall prevent either party from disclosing Confidential Information (a) to its employees, agents, and Affiliates as reasonably necessary for performance of its obligations under this Agreement, (b) to attorneys, accountants or professional advisors in the course of their performance of professional services relating to this Agreement, provided they are bound by a confidentiality obligation at least as protective as this article 8, (c) to a third party that is in negotiations to merge with, or purchase all or substantially all of the assets of, a party, provided the third party is bound by a confidentiality obligation at least as protective as this article 8, or (d) to take any lawful action that it deems necessary to protect its interest under, or to enforce compliance with the terms and conditions of, this Agreement.

8.4                               Confidentiality of this Agreement.  Except as permitted by this article 8, neither party shall disclose this Agreement, nor the terms hereof, to any third party without first consulting with the other party and shall take all reasonable steps requested by the other party to preserve the confidentiality thereof.  Notwithstanding the foregoing (i) Grantor may, following the Effective Date, (a) issue a press release in the form of Appendix E attached hereto and (b) file with the SEC and any state securities authorities as an exhibit to one or more filings of Grantor under such federal or state securities laws a redacted version of this Agreement only after review of and comment on the redactions by Grantee, which comments shall not be unreasonably withheld or delayed by Grantee and which Grantor shall reasonably consider before making such filing(s); and (ii) Grantee may disclose this Agreement, or the terms hereof other than financial terms, to any potential Sublicensee under the Licensed Patents.

8.5                               Disclosure of Tax Treatment.  Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that such disclosure may not be made to the extent reasonably necessary to comply with any applicable federal or state securities laws.  For the purposes of the foregoing sentence, (a) the “tax treatment” of a transaction means the purported or claimed federal income tax treatment of the transaction, and (b) the “tax structure” of a transaction means any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transaction.  Thus, for the avoidance of doubt, the parties acknowledge and agree that the tax treatment and tax structure of any transaction does not include the name of any party to a transaction or any sensitive business information (including, without limitation, the name and other specific information about any party’s intellectual property or other proprietary assets) unless such information may be related or relevant to the purported or claimed federal income tax treatment of the transaction.

ARTICLE 9                                TERMINATION

9.1                               Term.  Unless previously terminated in accordance with other provisions of this Agreement, this Agreement shall be in effect throughout the Term.

9.2                               Termination for Convenience.  Grantee shall have the right to terminate this Agreement, for any reason, upon at least one (1) month prior written notice to Grantor, such notice to state the date at least one (1) month in the future upon which termination is to be effective.

9.3                               Termination for Default.  In the event that either party (“Breaching Party”) commits a material breach of its obligations under this Agreement and fails to cure that breach within thirty (30) days after receiving written notice thereof from the other party (“Terminating Party”), the Terminating Party may terminate this Agreement immediately upon written notice to the Breaching Party.

9.4                               Effect of Termination.  The following provisions shall survive the early termination of this Agreement:  [*], and any obligations accrued, but not satisfied, before such termination.

ARTICLE 10                         NOTICES AND OTHER COMMUNICATIONS

10.1                        Notice.  It shall be a sufficient giving of any notice, request, report, statement, disclosure or other communication hereunder if the party giving the same shall hand deliver such communication; mail such a communication, postage prepaid, first class, certified mail; send such communication by facsimile, or send such communication, shipping prepaid by national/international courier service to the party to receive such communication at the address given below, or such other address as may hereafter be designated by notice in writing.

GRANTOR	GRANTEE

NeoRx Corporation	Boston Scientific Corporation
300 Elliott Avenue West, Suite 500	One Boston Scientific Place
Seattle, WA 98119	Natick, Massachusetts 01760
Attn: Jack L. Bowman, Chairman	Attn: Lawrence C. Best, Sr. Vice
of the Board of Directors	President and Chief Financial Officer

cc: (If of a Legal Nature)	cc: (If of a Legal Nature)

NeoRx Corporation	Boston Scientific Corporation
300 Elliott Avenue West, Suite 500	One Boston Scientific Place
Seattle, WA 98119	Natick, Massachusetts 01760
Attn: General Counsel	Attn: General Counsel

10.2                        Date of Notice.  The date of giving any such notice, request, report, statement, disclosure or other communications shall be the U.S. postmark of such envelope if marked or actual date of receipt if not marked or if delivered otherwise.

ARTICLE 11                         GENERAL

11.1                        Choice of Law.  This Agreement shall be construed, governed, interpreted and applied in accordance with the laws of Delaware, without regard to conflict of laws principles, except that questions affecting the construction and effect of any patent shall be determined by the law of the country in which the patent was granted.

11.2                        Assignment.  Neither this Agreement nor any of the rights and obligations arising hereunder may be assigned or transferred by either party without the prior written consent of the other, which consent will not be unreasonably withheld; provided, however, that either party may assign its rights and obligations under this Agreement (a) to a third party that merges with, or purchases all or substantially all of the assets of, such party, or (b) to an Affiliate of such party (provided that (i) the assignor shall remain obligated under this Agreement and (ii) this Agreement shall be assigned back to the assignor, immediately upon such assignee ceasing to be an Affiliate of the assignor).  Any assignment in violation of this Section 11.2 shall be void.

11.3                        Dispute Resolution.  The parties acknowledge and agree that they have entered into this Agreement with the expectation of a long-term, mutually beneficial relationship.  However, should disagreement arise regarding obligations imposed on the parties by this Agreement, it is agreed that the parties will follow the dispute resolution procedure below.

(a)                                  Each party will designate an individual (“Representative”) who will have the authority to represent such Party in all matters concerning the transactions contemplated by this Agreement.  All communications for purposes of this article 11 should be addressed to the designated Representative.  The initial Grantee Representative will be Lawrence C. Best, Chief Financial Officer.  The initial Grantor Representative will be the Chairman of Grantor’s Board of Directors.

(b)                                  In the event that any dispute arises relating to this Agreement, the Representatives shall promptly meet and attempt to resolve the same through good faith discussions.  If the Representatives are unable to resolve any dispute to their mutual satisfaction within thirty (30) days after they commence discussions regarding same, and do not agree to extend the time for resolution of the issue at the end of their meeting, then either party may initiate such the dispute resolution procedure below.

(c)                                  Any controversy or claim arising between the parties in connection with this Agreement that cannot be resolved using the procedure specified above, shall be resolved by binding arbitration in accordance with the terms and conditions of paragraphs (c) to (e) below  (collectively, the procedures specified in paragraphs (c) to (e) are the “Procedure”); provided, that actions by either party seeking equitable or declaratory relief may be brought in court without resort to any of the provisions of this Section 11.3.  This agreement to arbitrate shall continue in full force and effect despite the expiration, rescission or termination of this Agreement.  All arbitration shall be undertaken in accordance with the federal policy in the United States favoring arbitration, as set forth in the Federal Arbitration Act, and the decision of the arbitrators shall be enforceable in any court of competent jurisdiction.  The parties knowingly and voluntarily waive their rights to have their dispute tried and adjudicated by a judge and jury except as expressly provided herein.  The arbitrators shall apply the law of Delaware and the arbitration shall be held in Chicago, IL.

(d)                                  Any party may demand arbitration by sending written notice to the other party.  The arbitration and the selection of three neutral arbitrators shall be conducted in accordance with such rules as may be agreed upon by the parties, or, failing agreement within thirty (30) days after arbitration is demanded, under the Commercial Arbitration Rules of the American Arbitration Association, as such rules may be modified by this Agreement.  If the parties fail to agree upon three arbitrators within twenty (20) days following the date arbitration is demanded, the American Arbitration Association will appoint the arbitrators within thirty (30) days after such failure.  Prior to the arbitration hearing, the parties shall be entitled to engage in limited discovery under procedures of the Federal Rules of Civil Procedure; provided that a party may not submit more than twenty (20) written interrogatories or take more than four (4) depositions without a showing of good cause and approval of the arbitrator.  There shall not be any permitted discovery within ten (10) working days of the hearing.  Responses or objections to a document request shall be served twenty (20) days after receipt of the request.  The arbitrators shall resolve any discovery disputes.  At least five (5) working days prior to the hearing, each party shall submit to the other party and the arbitrators a copy of all exhibits on which such party intends to rely at the hearing, a pre-hearing brief (up to ten (10) pages), and a proposed ruling (up to five (5) pages).  The proposed ruling shall be limited to proposed rulings and remedies on each issue, and shall contain no argument on or analysis of the facts or issues.

(e)                                  The arbitrators shall only have the authority to award actual money damages (with interest on unpaid amounts from the date due) and the arbitrators shall not have the authority to award exemplary or punitive damages, and the parties expressly waive any claimed right to such damages.  The arbitration shall be of each party’s individual claims only, and no claim of any other party shall be subject to arbitration in such proceeding.  The costs and expenses of the arbitration, but not the costs and expenses of the parties, shall be shared equally by the parties; provided that if the arbitrators determine that one party prevailed in the proceeding, then the other party shall bear the entire cost and expense of the arbitration.  If a party fails to proceed with arbitration, unsuccessfully challenges the arbitration award, or fails to comply with the arbitration award, the other party is entitled to costs, including reasonable attorneys’ fees, for having to compel arbitration or defend or enforce the award.  Except as otherwise required by law, the parties and the arbitrator shall maintain as confidential all information or documents obtained during the arbitration process, including the resolution of the dispute.

11.4                        Severability.  The provisions of this Agreement are severable, and in the event that any provisions of this Agreement shall be determined to be invalid or unenforceable under any controlling body of the law, such invalidity or unenforceability shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

11.5                        Force Majeure.  Grantor shall not be liable to Grantee, nor Grantee to Grantor, for any delay or failure in the performance of any of its respective obligations under this Agreement to the extent such delay or failure shall be caused by or result from one or more conditions of Force Majeure (as defined below), provided, that the party that is subject to the event of Force Majeure has worked in good faith and exercised due diligence to perform such obligations on a timely basis in accordance with this Agreement, it being understood that such party could not have prevented the prejudicial consequences of such event even when exercising due diligence.  For the purposes hereof, the term “Force Majeure” shall mean epidemics, floods, typhoons, or any other weather condition that shall be unusually severe, earthquakes, explosions, fires, wars (declared or not), war-like situations, blockades, embargoes, revolutions, riots, insurrections, any extended interruption of public transportation, civil commotion, strikes, lockouts, acts of God, changes in law or governmental regulations, or expropriation or other similar governmental action.  If either of the parties is prevented from performing the Agreement by cause of Force Majeure, the time for performance of the Agreement shall be extended by a period equal to the effect of such cause, and the obligations and rights of both parties under this Agreement shall be postponed by a period equal to the effect of such cause.

11.6                        No Waiver.  The failure of either party to assert a right under this Agreement or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other party.

11.7                        No Other Agreements.  This Agreement represents the entire understanding between the parties, and supersedes all other agreements, express or implied, between the parties concerning the subject matter hereof, and shall not be subject to any change or modification except by the execution of a written instrument subscribed to by the parties hereto.  In the event of conflict between the terms and/or conditions of this Agreement and those of any other agreement between the parties with respect to the Licensed Patents, the terms and conditions of this Agreement shall prevail except as expressly stated otherwise in this Agreement.

11.8                        Relationship of the Parties.  Nothing contained in this Agreement shall be construed as constituting one party as the franchiser, franchisee, partner, broker, joint venturer or agent of the other.  Each party is an independent contractor and neither has nor shall have any power, right or authorization to bind the other or to assume or create any obligations or responsibilities, express or implied, on behalf of the other or in the other’s name

11.9                        Section Headings.  The section headings of this Agreement are for convenience of reference only and shall not in any way modify, interpret or construe the intentions of the parties.

11.10                 Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument.

11.11                 Late Payment Interest.  Any payment to Grantor not paid in full within [*] days after the date on which the payment is due shall accrue interest from the date due until fully paid at a rate equal to the lower of [*] per month or the highest rate permitted under applicable law.

[signatures on following page]

In Witness Whereof, the parties execute this Agreement as of the Effective Date.

NeoRx Corporation		Boston Scientific Corporation

By:	/s/ Jack L. Bowman	By:	/s/ Lawrence C. Best
Name: Jack L. Bowman		Name: Lawrence C. Best
Title:Executive Chairman of the Board of Directors		Title: Senior Vice President and Chief Financial Officer

APPENDIX A

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APPENDIX B

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APPENDIX C

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APPENDIX D

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APPENDIX E

PRESS RELEASE

NEORX RECEIVES $10 MILLION

FROM INTELLECTUAL PROPERTY AGREEMENTS

Seattle, WA, April 21, 2003 - NeoRx Corporation (NASDAQ: NERX) today announced that it has entered into an agreement assigning to Boston Scientific Corporation (NYSE: BSX), certain NeoRx intellectual property.   In connection with the assignment, NeoRx received a $9 million cash payment.  Under a second agreement, NeoRx granted to Boston Scientific an exclusive license to use certain other NeoRx intellectual property, for which NeoRx received a one-time cash payment of $1 million. The intellectual property rights assigned and licensed to Boston Scientific consist of selected technologies that NeoRx does not consider strategic to its core business.

The intellectual property assigned to Boston Scientific includes a portfolio of NeoRx patents and patent applications in the cardiovascular field.  The exclusive license grants Boston Scientific the right to use, in certain medical device fields, a separate portfolio of NeoRx patents and patent applications resulting from a collaboration with University of Cambridge investigators.

“This substantial cash infusion comes at an opportune time for NeoRx and its Skeletal Targeted Radiotherapy (STR) clinical program.  In February, following completion of a phase II dosimetry study, we submitted to the FDA a complete data package and proposal for follow-on clinical studies for this product candidate. We anticipate a constructive dialogue with the FDA, with the aim of reaching agreement on a protocol for the next clinical studies,” said Jack L. Bowman, Executive Chairman of NeoRx.

NeoRx Corporation is a cancer therapeutics company developing products for targeted delivery of therapeutic agents including radiopharmaceuticals to tumor sites.

Boston Scientific Corporation is a worldwide developer, manufacturer and marketer of medical devices.  The Company’s products are used in a broad range of interventional medical specialties.

This release contains forward-looking statements relating to the development of NeoRx Corporation’s products and future operating results that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words “believe,” “expect,” “intend,” “anticipate,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Factors that could affect NeoRx Corporation’s actual results include the conditions in the capital markets in general and in the life science capital markets specifically which may affect potential financing sources for the development of NeoRx’s business, the progress and costs of clinical trials and the timing of regulatory approvals, the ability to successfully develop and commercialize products, and the risks and uncertainties described in NeoRx’s press releases and its current and periodic reports filed with the Securities and Exchange Commission, including NeoRx’s Annual Report on Form 10-K for the year ended December 31, 2002.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. NeoRx Corporation undertakes no obligation to update any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Visit NeoRx at www.neorx.com.

NeoRx is a registered trademark of NeoRx Corporation in the United States and/or foreign countries.

© 2003 NeoRx Corporation. All Rights Reserved.